THOMAS J. PRESCOTT

Executive Vice President and Chief Financial Officer

(706) 649-2401

tommyprescott@synovus.com

May 9, 2014

VIA EDGAR FILING

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Synovus Financial Corp.
Form 10-K for the period ended December 31, 2013
Filed February 28, 2014
File No. 001-10312

Dear Mr. Pande:

Synovus Financial Corp., a Georgia corporation (the “Company” or “Synovus” or, in the first person notation, “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated May 5, 2014. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering in the Staff’s letter.

December 31, 2013 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 48

1.	We note your disclosure that in the third quarter of 2013, you implemented a Dual Risk Rating allowance for loan losses methodology for certain components of the commercial and industrial loan portfolio, with full implementation expected to be completed in multiple phases over the next few years. Please tell us and revise future filings to disclose:

a.	the quantified impact of the change on your provision or allowance for loan losses during the period you adopted the change, and

b.	how you expect the change and future changes to impact future financial results and credit trends.

Mr. Amit Pande

Securities and Exchange Commission

May 9, 2014

Response

The third quarter of 2013 Dual Risk Rating (DRR) allowance for loan losses methodology implementation was applied to approximately $2.4 billion of the total commercial and industrial loan portfolio. Implementation of the DRR methodology resulted in a reduction to the provision for loan losses and the allowance for loan losses of approximately $2.5 million during the three months ended September 30, 2013.

Based on existing economic trends and conditions, current composition of the loan portfolio, as well as other information presently available, management estimates that the impact from future DRR methodology implementations to the total allowance for loan losses, provision for loan losses, and related trends will not be significant.

Synovus has included the following information in the Form 10-Q for the period ended March 31, 2014 filed on May 8, 2014. Additionally, Synovus will include, as applicable, similar disclosures relating to this item in its future filings.

March 31, 2014 Form 10-Q

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 73

Allowance for Loan Losses – Dual Risk Rating Implementation

Synovus began implementation of a Dual Risk Rating allowance for loan losses methodology (DRR methodology) for certain components of its commercial and industrial loan portfolio during the third quarter of 2013. The DRR includes sixteen probabilities of default categories and nine categories for estimating losses given an event of default. The result is an expected loss rate established for each borrower. The DRR methodology is generally considered in the banking industry to be a more refined estimate of the inherent risk of loss. The third quarter of 2013 DRR methodology implementation was applied to approximately $2.4 billion of the total commercial and industrial loan portfolio. Implementation of the DRR methodology resulted in a reduction to the provision for loan losses and the allowance for loan losses of approximately $2.5 million for the three months ended September 30, 2013. Management currently expects to implement the DRR methodology for additional components of the commercial loan portfolio over the next few years. The implementation is expected to be in multiple phases, with each component determined based primarily on loan type and size. The timing of future implementations will depend upon completion of applicable data analysis and model assessment. Once full implementation is completed, management estimates that the DRR methodology will be utilized to calculate the allowance for loan losses on commercial loans amounting to over 30% of the total loan portfolio.

Based on existing economic trends and conditions, current composition of the loan portfolio, as well as other information presently available, management estimates that the impact from future DRR methodology implementations to the total allowance for loan losses, provision for loan losses, and related trends will not be significant.

Mr. Amit Pande

Securities and Exchange Commission

May 9, 2014

Non-GAAP Financial Measures, page 80

2.	We note you disclose a non-GAAP financial measure entitled “pre-tax, pre-credit costs income” that adjusts income (loss) before income taxes for items unrelated to credit costs (e.g. restructuring charges, investment gains/losses, etc.). Please revise future filings to use a different title to more accurately describe this non-GAAP financial measure such as “adjusted pre-tax, pre-credit costs income”, similar to that done for other non-GAAP performance measures.

Response

Synovus’ disclosures as included in the Form 10-Q for the period ended March 31, 2014 filed on May 8, 2014 reflect the renaming of the non-GAAP financial measure “pre-tax, pre-credit costs income” as “adjusted pre-tax, pre-credit costs income.” Additionally, Synovus will use the term “adjusted pre-tax, pre-credit costs income” in all future filings.

In addition, as requested in the Staff’s letter of May 5, 2014, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Mr. Amit Pande

Securities and Exchange Commission

May 9, 2014

If you have any questions concerning the foregoing, please contact me at (706) 649-2401.

Very truly yours,

/s/Thomas J. Prescott

Thomas J. Prescott

cc:	Kessel D. Stelling
Allan E. Kamensky
Liliana C. McDaniel